Greencity Acquisition Corporation

Century Link Plaza, No.1196
Suite 807, Tower 2
Century Avenue
Pudong District
Shanghai, China

Division of Corporation Finance

Office of Electronics and Machinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tim Buchmiller

May 30, 2019

Re:	Greencity Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted March 11, 2019

CIK No. 0001768910

Dear Mr. Buchmiller:

On behalf of Greencity Acquisition Corporation, a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 29, 2019, regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on April 15, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Amended April 15, 2019

Certain Relationships and Related Party Transactions, page 123

1.	Your response to prior comment 6 indicates that Tiger Zhang is a promoter. Please revise your disclosure in this section to provide all disclosures required by Regulation S-K Item 404(c) with respect to that promoter.

In response to the Staff’s comment, we have revised the disclosure on page 122.

Rights, page 130

2.	With respect to the first three paragraphs of your response to prior comment 7, please confirm in response to this comment your understanding that you may not additional shares underlying the rights pursuant to a post-effective amendment as that is prohibited by Securities Act Rule 413. Also, although we do not necessarily agree with the portions of your response indicating that the offering of the shares underlying your rights, if you were the surviving entity upon consummation of your initial business combination, would be eligible for the exemption provided under Securities Act Section 3(a)(9), or would not constitute a “sale” or an “offer to sell” as defined in Securities Act Section 2(a)(3), since we note that you have registered the offering of those shares on this registration statement, we do not have any further comments on that portion of your response at this time.

We hereby confirm our understanding that we may not issue additional shares underlying the rights pursuant to a post-effective amendment as that is prohibited by Securities Act Rule 413.

3.	With respect to the last paragraph of your response to prior comment 7, we do not agree with your analysis that the offering of shares underlying the rights, if the company is not the surviving entity upon consummation of the initial business combination, would not constitute a “sale” or “offer to sell” as defined in Securities Act Section 2(a)(3). Among other factors, we note your disclosure in the last paragraph on page 130 that if you enter into a definitive agreement for a business combination in which you will not be the surviving entity, the right holder will be required to indicate such holder’s election to convert the rights into underlying shares of the surviving entity. Please revise your filing to add disclosure clarifying that should the company not be the surviving entity upon consummation of its initial business combination, and there is no effective registration statement for the offering of the shares underlying the rights, the rights could expire worthless and include appropriate risk factor disclosure.

In response to the Staff’s comment, we have revised the disclosure on pages 40, 41 and 42.

Item 17. Undertakings, page II-2

4.	We note your response to prior comment 9, however, it does not appear that you have added the undertakings as required by Regulation S-K 512(a). Please revise as appropriate.

In response to the Staff’s comment, we have revised the undertakings.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Yanming Liu
Yanming Liu